Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
ADOMANI CALIFORNIA, INC.	California
ADOMANI ZEV Sales, Inc.	California
ZEV Resources, Inc.	California
Zero Emission Truck and Bus Sales of Arizona Inc.	Arizona
Adomani (Nantong) Auto Technology Company	People’s Republic of China
Envirotech Drive Systems, Inc.	Delaware